Exhibit 99.1

ReneSola Names Maggie Ma as Permanent Chief Financial Officer

Shanghai, China, March 4, 2016 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of energy-efficient products, today announced that it has appointed Maggie Ma, currently Interim Chief Financial Officer, to serve as Chief Financial Officer, effective April 1, 2016.

Xianshou Li, ReneSola’s Chief Executive Officer, said, “Maggie has performed admirably during the last five months as interim Chief Financial Officer and I am pleased to announce that she has been named CFO in a permanent role. Maggie has the full support of both ReneSola’s Board of Directors and the entire management team.”

Mr. Li added, “After reviewing both internal and external candidates, we determined that Maggie is the best candidate for the position. Maggie has the appropriate skill set and background necessary to help guide ReneSola as we continue our transformation from a solar product manufacturer to a multi-faceted participant across the green energy value chain.”

Ms. Maggie Ma joined the Company in February 2011 as its director of internal control and was appointed Vice President of Financial Control in October 2013 and interim Chief Financial Officer in October 2015. Ms. Ma has more than 17 years of experience in finance and internal control areas, including over 10 years of management experience.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com